United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


                         For the month of January 2003


                               ICICI Bank Limited
                 (Translation of registrant's name into English)


                               ICICI Bank Towers,
                              Bandra-Kurla Complex
                              Mumbai, India 400 051
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X           Form 40-F
                               ---                   ---


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Com-
mmission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                      Yes                   No. X
                          ---                  ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                 Not applicable.

                                INDEX TO EXHIBITS

Item
----

1. Letter dated January 14, 2003 addressed to the Vadodara Stock Exchange Limited (the Regional Stock Exchange for the Bank)

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 14, 2003


                                           ICICI Bank Limited


                                           By: /s/  Nilesh Trivedi
                                              --------------------------------
                                              Name:  Nilesh Trivedi
                                              Title: Assistant Company Secretary

                                                                          ITEM 1


LOGO ICICI Bank

Nilesh Trivedi
Assistant Company Secretary

January 14, 2003


Mr. Ranjit Samantrai
Executive Director
Vadodara Stock Exchange Limited
Fortune Towers
Sayajigunj
VADODARA 390 005


Dear Sir,


Nomination of Mr. Vinod Rai as Government Director

We have to inform you that pursuant to the rights entrusted under the provisions of the Articles of Association of the Bank, the Government of India vide its letter dated January 3, 2003 has nominated Mr. Vinod Rai, Joint Secretary (IF), Banking Division, as the Government nominee on the Board of the Bank in place of Ms. Vineeta Rai with effect from January 3, 2003.

This is for your information.


Yours faithfully,


/s/ Nilesh Trivedi
Nilesh Trivedi